



UF 9-1-05

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SECU 05043222 MMISSION

SEC FILE NUMBER
8- 38311

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Windham Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED SEP 02 2005 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
455 Main Street
(No. and Street)

New Rochelle, (City) New York (State) 10801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joshua Constantin 914-576-0700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road (Address) Weston (City) CT (State) 06883 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/1/05

OATH OR AFFIRMATION

I, Joshua Constantine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windham Securities, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

DORIS E. VEGA
Notary Public, State of New York
No. 01VE6036447
Qualified in Westchester County
Commission Expires Jan. 24, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (in M. Coughlin)
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Windham Securities, Inc)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WINDHAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Windham Securities, Inc.

We have audited the accompanying statement of financial condition of Windham Securities, Inc. (the "Company") as of June 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Windham Securities, Inc. as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
August 18, 2005

WINDHAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

Cash and cash equivalents		$60,990
Receivable from clearing broker		51
Other assets		13,006
TOTAL ASSETS		$74,047

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$14,839
SHAREHOLDER'S EQUITY		
Common stock, no par value; authorized 200 shares; issued and outstanding 1 share	225	
Additional Paid-In Capital	484,322	
Retained Earnings	(425,339)	
TOTAL SHAREHOLDER'S EQUITY		59,208
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$74,047

The accompanying notes are an integral part of this statement.

WINDHAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2005

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Windham Securities, Inc. (the Company) was organized in the State of Delaware in July 1987. The Company was organized primarily to provide marketing services under written contracts with investment management organizations. The Company also executes agency transactions for customers. The Company operates on a fully disclosed basis through its clearing brokers, NF Clearing, Inc., ("NF") and Computer Clearing Services, Inc. ("CCS"). As of April 1, 2005, L&M Capital Group, Inc. purchased 100% of the issued and outstanding common stock of the Company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in non-marketable securities are carried at historical cost.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

The Company introduces its customer transactions to its clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify NF and CCS for losses that the clearing brokers may sustain related to the Company's customers. After June 30, 2005, all amounts related to customer transactions were received by NF and CCS . Securities purchased by customers in connection with those transactions are held by the clearing brokers as collateral for the amounts owed.

The clearing and depository operations for the Company's customer transactions are performed by NF and CCS pursuant to the clearance agreements. At June 30, 2005, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash and cash equivalents.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a settlement date basis.

Security transactions and financing with its clearing brokers are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles generally accepted in the United States of America.

3. PROVISION FOR INCOME TAXES

Windham Securities, Inc. is recognized as a Corporation by the Internal Revenue Service. The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company's net operating loss of approximately $425,000 gives rise to a tax benefit of $165,000, which has been fully offset by an equal contravaluation allowance, as elected by management, due to uncertainties of generating taxable income in the near future.

4. LITIGATION

The Company is involved in an arbitration relating to period from September 1998 through June 2000. It is the opinion of legal counsel, that Windham Securities, Inc. will prevail. No provision relating to this matter has been made in the accompanying financial statements as the purchase agreement includes an indemnification by the previous owner for this legal action.

5. COMMITMENT

The Company leases office space under a non-cancelable lease expiring January 15, 2006. Minimum lease payments on this lease for the year ending June 30, 2005 are $14,000.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $46,202, which exceeded the minimum requirement of $5,000 by $41,202. The Company's ratio of aggregate indebtedness to net capital ratio was .58 to 1.

8. CONTINGENT LIABILITIES

Included in the Company's clearing agreement with CCS is a provision for an early termination fee of $12,000.